UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                             EXE TECHNOLOGIES, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    301504601
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                                 (CUSIP Number)

     Kirk Isaacson, Senior Vice                      with a copy to:
        President & General Counsel                  Robert G. Minion, Esq.
     SSA Global Technologies, Inc.                   Lowenstein Sandler PC
     500 West Madison, Suite 1600                    65 Livingston Avenue
     Chicago, Illinois  60661                        Roseland, New Jersey  07068
     (312) 258-6231                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 15, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     301504601
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

              SSA Global Technologies, Inc. (I.R.S. No. 84-1542338)
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    Delaware
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        Number of                      7) Sole Voting Power:                 *
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:        485,594*
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:            *
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:   485,594*
                                          --------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    485,594*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     7.0%*
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  14)  Type of Reporting Person (See Instructions):      CO
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*    Neither the filing of this  Schedule 13D nor  any of its contents  shall be deemed to constitute an admission by SSA Global Technologies, Inc. or any other person that it is the beneficial owner of any of the common stock of EXE Technologies, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of EXE Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 8787 Stemmons Freeway, Dallas, Texas 75247.


Item 2.   Identity and Background.
          -----------------------

          The  name  of  the  person   filing  this   statement  is  SSA  Global
Technologies, Inc., a Delaware corporation ("SSA"). The address of the principal office of SSA is 500 West Madison, Suite 1600, Chicago, Illinois 60661.

          SSA is a privately-held provider of enterprise solutions for manufacturing, consumer and services companies worldwide. Set forth on Schedule A annexed hereto, which is incorporated herein by reference, is the information required by Item 2 of Schedule 13D for each executive officer and director of SSA, each person controlling SSA, and each executive officer and director (or other controlling person) of any corporation or other person ultimately in control of SSA, in each case as of the date hereof.

          During the past five years, neither SSA nor to SSA's knowledge any person or entity named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither SSA nor to SSA's knowledge any person or entity named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to an Agreement and Plan of Merger, dated as of August 15, 2003, by and among SSA, Rush Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of SSA (the "Merger Sub"), and the Company (the "Merger Agreement"), SSA, the Merger Sub, the Company and certain stockholders of the Company (collectively, the "Stockholders") entered into certain Voting Agreements, each dated as of August 15, 2003 (collectively, the "Voting Agreements"), the terms of each of which is described in Item 6 of this Schedule 13D. As a result of the terms of the Merger Agreement and the Voting Agreements, SSA may be deemed to be the beneficial owner of 485,594 Shares.

Item 4.   Purpose of Transaction.
          ----------------------

          The Voting  Agreements,  each of which is  described in Item 6 of this
Schedule 13D, were conditions precedent to the willingness of SSA to enter into the Merger Agreement, and were entered into by the parties thereto in order to increase the likelihood that the approval of the Company's stockholders required in order to consummate the Merger (as defined in the Merger Agreement) will be obtained.

          Pursuant to the Merger Agreement, among other things, (i) SSA, or its designated subsidiary, will purchase certain intellectual property assets of the Company, (ii) the Merger Sub will merge with and into the Company, (iii) the Company shall continue in existence, as the surviving corporation in the Merger (the "Surviving Corporation"), (iv) the Surviving Corporation will become a wholly owned subsidiary of SSA, (v) each Share will be converted into the right to receive $7.10 in cash, (vi) the directors and officers of the Surviving Corporation shall be the existing directors and officers, respectively, of the Merger Sub immediately prior to the Effective Time (as defined in the Merger Agreement), (vii) the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended in its entirety as provided for in the Merger Agreement, and as so amended shall be the Certificate of Incorporation of the Surviving Corporation until further amended, and (viii) the by-laws of the Merger Sub, as in effect immediately prior to the Effective Time, except in accordance with the Merger Agreement, shall be the by-laws of the Surviving Corporation until thereafter amended.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 6,822,099 Shares issued and outstanding as of August 15, 2003. As a result of the provisions set forth in the Voting Agreements with respect to the 485,594 Shares which are the subject of the Voting Agreements, SSA may be deemed to have certain shared power to vote and direct the disposition of such 485,594 Shares. Thus, as of August 15, 2003, for the purposes of Reg. Section 240.13d-3, SSA may be deemed to beneficially own 485,594 Shares, or 7.0% of the Shares deemed issued and outstanding as of that date.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by SSA or any other person that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

          Based upon information provided by the persons named below, as of August 15, 2003, General Atlantic Partners 41, L.P. ("GAP 41"), General Atlantic Partners 57, L.P. ("GAP 57"), GAP Coinvestment Partners, L.P. ("GAPCO") and GAP Coinvestment Partners II, L.P. ("GAPCO II" and, together with GAP 41, GAP 57 and GAPCO, the "GAP Investment Partnerships") own in the aggregate 2,003,934 Shares, or approximately 29.4% of the Shares deemed issued and outstanding as of that date. In addition, General Atlantic Partners 76, L.P. ("GAP 76"), GAPCO II, GapStar, LLC ("GapStar") and GAPCO GmbH & Co. KG ("GAPCO KG" and, together with GAP 76, GAPCO II and GapStar, the "GAP SSA Investment Entities") own 25% of SSA's outstanding capital stock, as further described in Schedule A hereto. The GAP Investment Partnerships and the GAP SSA Investment Entities are affiliated investment entities and are under common control.

          Except as described in this Schedule 13D and as otherwise described in the Schedule 13D with respect to the Company filed on July 1, 2002 by General Atlantic Partners, LLC ("GAP LLC") and the GAP Investment Partnerships, to the knowledge of SSA, no other Shares are owned, beneficially or otherwise, by the persons or entities listed on Schedule A annexed hereto.

          Neither SSA, nor to the knowledge of SSA any person or entity named on Schedule A annexed hereto, has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, during the sixty days prior to August 15, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Pursuant to the Voting Agreements, among other things, SSA, the Merger Sub, the Company and the Stockholders agreed to the terms pursuant to which (i) the Stockholders shall, and shall cause their Representatives (as defined in the Voting Agreements) to, terminate all discussions regarding possible acquisitions of the Company, and shall advise SSA of any requests for information with respect to a possible acquisition of the Company, (ii) the Stockholders shall not offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Shares subject to the Voting Agreements, except pursuant to the terms of the Merger Agreement, (iii) each Stockholder shall vote or consent (or cause to be voted or consented) all of the Shares subject to the Voting Agreements (a) in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and the Voting Agreements and any actions required in furtherance thereof, and (b) in opposition of any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company pursuant to the Merger Agreement, the Voting Agreements and certain other agreements contemplated thereby, and any action which, in SSA's reasonable judgment, is intended to or could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Voting Agreements, the Merger Agreement and certain other agreements contemplated thereby, and (iv) each Stockholder irrevocably granted and appointed SSA and certain affiliates of SSA as such Stockholder's proxy and attorney-in-fact to vote or cause to be voted the Shares subject to the Voting Agreements in favor of the adoption of the Merger Agreement and in accordance with the voting requirements set forth in the Voting Agreements and in favor of certain other documents contemplated by such agreements, in each case as more particularly set forth and described in the Voting Agreements incorporated by reference as Exhibit 1 and Exhibit 2 hereto.

          Pursuant to the Merger Agreement, among other things, the Company agreed to (i) sell certain intellectual property assets of the Company to SSA or its designated subsidiary, (ii) certain covenants regarding the termination of discussions, activities and negotiations regarding other Acquisition Proposals (as defined in the Merger Agreement), (iii) the approval, adoption and recommendation of the Merger and (iv) various other matters customary in agreements for transactions such as or similar to the Merger, in each case as more particularly set forth and described in the Merger Agreement incorporated by reference as Exhibit 3 hereto.

          In addition, William J. Lansing, a managing member of GAP LLC, and Marc F. McMorris, a principal of GAP LLC and a director of SSA (as described in Schedule A hereto), are directors of the Company.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein and as otherwise described in the
Schedule 13D with respect to the Company filed on July 1, 2002 by GAP LLC and the GAP Investment Partnerships, to the knowledge of SSA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule A annexed hereto and between such persons and any person with respect to any securities of the Company.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Voting Agreement, dated as of August 15, 2003, by and among SSA Global Technologies, Inc., EXE Technologies, Inc. and certain other parties identified therein, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, dated August 15, 2003, filed by EXE Technologies, Inc.

          2. Voting Agreement, dated as of August 15, 2003, by and among SSA Global Technologies, Inc., EXE Technologies, Inc. and certain other parties identified therein, incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K, dated August 15, 2003, filed by EXE Technologies, Inc.

          3. Agreement and Plan of Merger, dated as of August 15, 2003, by and among SSA Global Technologies, Inc., Rush Merger Subsidiary, Inc. and EXE Technologies, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated August 15, 2003, filed by EXE Technologies, Inc.

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  August 25, 2003


                                  SSA GLOBAL TECHNOLOGIES, INC.


                              By: /s/Kirk Isaacson
                                  ---------------------------------------
                                  Name:  Kirk Isaacson
                                  Title: Senior Vice President & General Counsel


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                                                                      Schedule A


     1. Executive Officers. The executive officers of SSA Global Technologies, Inc. ("SSA") are Michael Greenough, Kirk Isaacson and John R. Walles. Michael Greenough serves as the President, Chairman of the Board of Directors and Chief Executive Officer of SSA. Kirk Isaacson serves as the Senior Vice President and General Counsel of SSA. John R. Walles serves as the Senior Vice President and Chief Financial Officer of SSA. Each of Kirk Isaacson and John R. Walles is a citizen of the United States with a business address at 500 West Madison, Suite 1600, Chicago, Illinois 60661. Michael Greenough is a citizen of Canada with a business address at 500 West Madison, Suite 1600, Chicago, Illinois 60661. The principal business and address of SSA are stated in
Item 2 of this Schedule 13D.

     2.   Directors.   The  directors  of  SSA  are  Michael  Greenough,  Robert
Davenport, Seth Plattus, Mark A. Neporent, Michael M. Green, William E. Ford and Marc F. McMorris.

          Michael Greenough serves as the President, Chairman of the Board of Directors and Chief Executive Officer of SSA, as stated in paragraph 1 above.

          Robert Davenport and Seth Plattus each serve as a Managing Director of Cerberus Capital Management, L.P. ("CCM"). Mark A. Neporent serves as a Managing Director, the Chief Operating Officer and General Counsel of CCM. Each of Robert Davenport, Seth Plattus and Mark A. Neporent is a citizen of the United States with a business address at 450 Park Avenue, 28th Floor, New York, New York 10022. CCM, for itself and on behalf of related third parties, is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Michael M. Green, a citizen of the United States, serves as the Managing Partner of TenX Capital Partners, LLC ("TenX"). TenX, which is located at 100 W. Elm Street, Suite 300, Conshohocken, PA 19428, is a private equity firm that, generally along with affiliates of CCM, makes investments in middle-market technology, communications and business services companies.

          William E. Ford, a citizen of the United States, is a Managing Member of General Atlantic Partners, LLC ("GAP LLC"), a private equity firm that invests in information technology, process outsourcing and communications businesses on a global basis. His business address is 3 Pickwick Plaza, Greenwich, Connecticut 06830.

          Marc F. McMorris, a citizen of the United States, is a Principal of GAP LLC. His business address is 3 Pickwick Plaza, Greenwich, Connecticut 06830.

     3. Controlling Persons. SSA Investor, LLC, a Delaware limited liability company, owns approximately 75% of the outstanding shares of SSA. Cerberus Institutional Partners, L.P., a Delaware limited partnership, is the managing member of SSA Investor, LLC. Cerberus Institutional Associates, L.L.C., a Delaware limited liability company, is the general partner of Cerberus

Institutional Partners, L.P. Stephen Feinberg, a citizen of the United States, is the managing member of Cerberus Institutional Associates, L.L.C. The business address of each of the above-named entities and person is 450 Park Avenue, 28th Floor, New York, New York 10022. SSA Investor, LLC's primary business is to serve as a holding company for the shares of SSA. Cerberus Institutional Partners, L.P. and Cerberus Institutional Associates, L.L.C. are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          General Atlantic Partners 76, L.P., a Delaware limited partnership ("GAP LP"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), and GAPCO GmbH & Co. KG, a German limited partnership ("KG"), own in the aggregate approximately 25% of the outstanding shares of SSA. GAP LLC, a Delaware limited liability company, is the general partner of GAP LP and the sole member of GapStar. GAPCO Management GmbH, a German corporation ("GmbH Management"), is the general partner of KG. GAP LLC, GAP LP, GapStar, GAPCO II, KG and GmbH Management (collectively, the "GAP Entities") are a group, as defined in Rule 13d-5 promulgated pursuant to the Securities Exchange Act of 1934, as amended. The GAP Entities (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. GAP LP, GapStar, GAPCO II and KG are engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

          The Managing Members of GAP LLC are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C.
Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). The GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO II. The GAP Managing Members are authorized and empowered to vote and dispose of securities held by KG. The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Lansing, Tinsley, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. The business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. The business addresss of Mr. Tinsley is 11600 Sunrise Valley Drive, Reston, Virginia 20191. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 04862. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a Managing Member of GAP LLC. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.